
June 14, 2024

Marc H. Hedrick, M.D.
Chief Executive Officer
Plus Therapeutics, Inc.
4200 Marathon Blvd., Suite 200
Austin, TX 78756

      Re: Plus Therapeutics, Inc.
          Registration Statement on Form S-1
          Filed June 7, 2024
          File No. 333-280061

Dear Marc H. Hedrick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Andrew L. Strong, Esq.